FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August, 2005
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)
Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K
TABLE OF CONTENTS

Item		Page
Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2005 Second Quarter Financial Results	3

Signatures		10

Item 1. Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2005 Second Quarter
               Financial Results
FOR IMMEDIATE RELEASE
CLAXSON REPORTS 2005 SECOND QUARTER FINANCIAL RESULTS
Company reports solid operating income growth
in second quarter
Buenos Aires, August 22, 2005 — Claxson Interactive Group Inc. (XSONF.OB; “Claxson” or the “Company”), today announced financial results for the three and six-month periods ended June 30, 2005. . As previously announced, the Company finalized the sale of its TV Broadcast operation Chilevision on April 18. In addition, on May 6, Claxson completed the sale of the language localization operations of The Kitchen. In accordance with applicable accounting principles, the assets, liabilities and operations of Chilevision and the language localization operations of The Kitchen are reflected as assets and liabilities held for sale in the balance sheet and as discontinued operations in the statement of operations of the Company until the time of their sale.
Financial Highlights
Second Quarter 2005
Net revenue for the second quarter of 2005 was $19.1 million, a 23% increase from net revenue of $15.5 million for the second quarter of 2004. Operating expense for the three months ended June 30, 2005 was $15.4 million, a 23% increase from the $12.5 million for the second quarter of 2004. Operating income increased to $3.7 million for the three-month period ended June 30, 2005 from $3.0 million for the three-month period ended June 30, 2004. Foreign currency exchange gain for the three-month period ended June 30, 2005 was $0.5 million, a total $1.8 million positive effect compared to the $1.3 million loss in the same period of 2004. Net income from continuing operations for the three months ended June 30, 2005 was $2.8 million ($0.14 per basic and $0.13 per diluted share), compared to $1.3 million ($0.07 per basic and diluted share) for the same period in 2004. Net income for the three months ended June 30, 2005 was $1.2 million ($0.06 per basic and $0.05 per diluted share), compared to $2.3 million ($0.10 per basic and $0.11 per diluted share) for the same period in 2004.
During the second quarter of 2005, the average exchange rate of the Argentine and Chilean currencies compared to the U.S. dollar remained unchanged and appreciated 8%, respectively, versus the same period in 2004.
First Six Months of 2005
Net revenue for the six-month period ended June 30, 2005 was $36.9 million, a 21% increase compared to $30.6 million for same period in 2004. Operating expense for the six-month period ended June 30, 2005 was $30.3 million, an 11% increase compared to $27.3 million in the same period of 2004. Operating income was $6.6 million for the six-month period ended June 30, 2005 compared to $3.3 million for the same period in 2004. Foreign currency exchange gain for the six-month period ended June 30, 2005 was $1.1 million, a total $1.4 million positive effect compared to the $0.3 million loss in the same period of 2004. Net income from continuing operations for the six-month period ended June 30, 2005 was $5.1 million ($0.25 per basic and $0.23 per diluted share), compared to $2.4 million ($0.12 per basic and diluted share) for the same period in 2004. Net income for the six-month period ended June 30, 2005 was $2.6 million ($0.13 per basic and $0.12 per diluted share), compared to $2.5 million ($0.13 per basic and $0.12 per diluted share) for the same period in 2004.
During the six-month period ended June 30, 2005, the average exchange rate of the Argentine and Chilean currencies compared to the U.S. dollar remained unchanged and appreciated 5%, respectively, versus the same period in 2004.
CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS — INFORMATION BY SEGMENT
(In Thousands of U.S. dollars)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Three Months Ended June 30,

2005
Pay TV	$13,975	$9,976	$453	$10,429	$3,546
Broadcast	5,009	3,304	453	3,757	1,252
Internet & Broadband	31	218	—	218	(187)
Corporate	72	1,027	—	1,027	(955)

Total	$19,087	$14,525	$906	$15,431	$3,656

2004
Pay TV	$11,768	$8,143	$679	$8,822	$2,946
Broadcast	3,692	2,457	388	2,845	847
Internet & Broadband	31	279	7	286	(255)
Corporate	—	578	—	578	(578)

Total	$15,491	$11,457	$1,074	$12,531	$2,960

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Six Months Ended June 30,

2005
Pay TV	$26,274	$19,146	$1,004	$20,150	$6,124
Broadcast	10,388	6,722	922	7,644	2,744
Internet & Broadband	60	445	—	445	(385)
Corporate	144	2,056	—	2,056	(1,912)

Total	$36,866	$28,369	$1,926	$30,295	$6,571

2004
Pay TV	$22,607	$17,318	$1,520	$18,838	$3,769
Broadcast	7,924	5,151	818	5,969	1,955
Internet & Broadband	57	540	7	547	(490)
Corporate	—	1,904	—	1,904	(1,904)

Total	$30,588	$24,913	$2,345	$27,258	$3,330
“We are very pleased with the overall results of the second quarter and first six months of 2005. We have seen a consistent growth in our consolidated net revenues which resulted in significant improvements in operating income,” said Roberto Vivo, Chairman and CEO. “These results and the performance of the management team make me confident that we are well prepared to face the challenges ahead”.
PAY TV
Net revenue for the second quarter of 2005 was $14.0 million, a 19% increase from net revenue of $11.8 million for the second quarter of 2004. The increase in net revenue is principally attributable to an increase in subscriber-based fees and advertising. Net revenue for the six-month period ended June 30, 2005 was $26.3 million compared to $22.6 million for the same period of 2004. The increase is primarily a result of increase subscriber-based fees and advertising revenues.
Operating expense (excluding depreciation and amortization) for the second quarter of 2005 was $10.0 million compared to $8.1 million for the same period in 2004. The increase is principally attributable to increased programming and production costs as a result of additional investment in programming, as well as increased sales expenses related to the increase in revenues. Operating expense for the six-month period ended June 30, 2005 was $19.1 million compared to $17.3 million for the same period of 2004.
Operating income for the second quarter of 2005 was $3.5 million compared to an operating income of $2.9 million for the same period in 2004. Operating income for the six-month period ended June 30, 2005 was $6.1 million compared to $3.8 million for the same period of 2004.
As of June 30, 2005, the Company’s owned basic and premium channels reached 47.3 million aggregate subscribers, a 17% growth compared to its subscriber base as of June 30, 2004. FTV and Retro were the Company’s owned channels that reported the strongest growth.
BROADCAST RADIO
Net revenue for the second quarter of 2005 was $5.0 million, a 36% increase from net revenue of $3.7 million for the second quarter of 2004. The increase is primarily attributable to improved audience share in Chile as well as an 8% appreciation in the Chilean peso as compared to 2004. Net revenue for the six-month period ended June 30, 2005 was $10.4 million compared to $7.9 million for the same period of 2004. This increase is primarily a result of the increased audience share in Chile as well as a general improvement of the operations of Sarandi in Uruguay.
Operating expense (excluding depreciation and amortization) for the second quarter of 2005 was $3.3 million compared to $2.5 million for the same period in 2004. The increase is due to the appreciation of the Chilean peso, and the development of the new businesses and increased sales and marketing expenses. Operating expense for the six-month period ended June 30, 2005 was $6.7 million compared to $5.2 million for the same period of 2004. As was the case in the second quarter, this increase is explained by the appreciation of the Chilean Peso and the increase in production and sales expenditures.
Operating income for the second quarter of 2005 was $1.3 million compared to $0.9 million for the same period in 2004. Operating income for the six-month period ended June 30, 2005 was $2.7 million compared to $2.0 million for the same period of 2004.
During the second quarter of 2005, Ibero American Radio Chile’s average audience share was 38%, compared to 35% for the same period in 2004.

BROADBAND & INTERNET
Net revenue for the second quarters of both 2005 and 2004 was $31,000. Net revenue for the six-month period ended June 30, 2005 was $60,000 compared to $57,000 for the same period of 2004.
Operating expense (excluding depreciation and amortization) for the second quarter of 2005 was $0.2 million compared to $0.3 million for the same period in 2004. Operating expense for the six-month period ended June 30, 2005 was $0.5 million compared to $0.5 million for the same period of 2004.
Operating loss for the second quarter of 2005 was $0.2 million compared to a $0.3 million loss for the same period in 2004. Operating income for the six-month period ended June 30, 2005 was $0.4 million compared to $0.5 million for the same period of 2004.
Liquidity
As of June 30, 2005, Claxson had cash and cash equivalents of $21.1 million and $82.1 million in debt, which includes $14.8 million in future interest payments on the Company’s 8.75% Senior Notes due in 2010. For the six-month period ended June 30, 2005, Claxson operating activities generated cash flows of $6.8 million compared to $0.9 million for the same period of 2004. The difference is primarily due to the improved operating results. Cash generated from operating activities was primarily used for the payment of debt obligations and for capital expenditures. In addition, during the second quarter Claxson received $11.1 million, net of transaction expenses paid, from the sale of assets (primarily Chilevision) and an additional $1.0 million in restricted funds that serve as a holdback for potential indemnification payable on the first anniversary of the closing. As part of the terms of the Chilevision sale, we retained approximately $5.9 million of Chilevision’s account receivable which are being collected as expected.
About Claxson
Claxson (XSONF.OB) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, radio and the Internet. Headquartered in Buenos Aires, Argentina, and Miami, Florida, Claxson has a presence in the United States and all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on July 15, 2005.
# # #

Contacts:

Press	Investors
Juan Iramain	Jose Antonio Ituarte
VP, Communications	Chief Financial Officer
Claxson	Claxson
011-5411-4339-3701	011-5411-4339-3700
— Financial Tables Attached —

CLAXSON
UNAUDITED BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	June 30,	December 31,
	2005	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$21,065	$7,270
Accounts receivable, net	20,577	23,018
Assets held for sale	—	25,599
Other current assets	5,895	8,698
Restricted investments	1,009	—

Total current assets	48,546	64,585

PROPERTY AND EQUIPMENT, net	10,483	11,048

PROGRAMMING RIGHTS, net	4,437	4,028

INVESTMENTS IN UNCONSOLIDATED AFFILIATES	2,233	3,407

INVESTMENTS IN EQUITY SECURITIES	306	54

GOODWILL	50,110	51,021

BROADCAST LICENSES, net	15,506	16,722

OTHER ASSETS	7,365	5,650

TOTAL ASSETS	$138,986	$156,515

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$23,654	24,444
Liabilities related to assets held for sale	—	14,927
Current portion of programming rights obligations	5,152	5,332
Current portion of long-term debt	9,053	8,172

Total current liabilities	37,859	52,875

LONG-TERM LIABILITIES:
Long-term debt, net of current portion	73,019	77,680
Other long-term liabilities	2,749	2,795

Total long-term liabilities	75,768	80,475

MINORITY INTEREST	334	562

SHAREHOLDERS’ EQUITY	25,025	22,603

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$138,986	$156,515

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
NET REVENUES:
Subscriber-based fees	$11,123	$9,928	$21,679	$19,439
Advertising	6,839	5,185	13,005	10,397
Production services	374	141	651	246
Other	751	237	1,531	506

Total net revenues	19,087	15,491	36,866	30,588

OPERATING EXPENSES:
Product, content and technology	6,956	6,148	13,898	12,212
Marketing and sales	3,583	2,092	6,721	5,452
Corporate and administration	3,986	3,217	7,750	7,249
Depreciation and amortization	906	1,074	1,926	2,345

Total operating expenses	15,431	12,531	30,295	27,258

OPERATING INCOME	3,656	2,960	6,571	3,330

INTEREST EXPENSE	(337)	(475)	(718)	(874)

OTHER INCOME (EXPENSE), NET	315	(249)	791	(58)

FOREIGN CURRENCY EXCHANGE GAIN (LOSS)	486	(1,332)	1,095	(343)

NET (LOSS) INCOME FROM UNCONSOLIDATED AFFILIATES	(1,041)	679	(1,597)	876

INCOME BEFORE INCOME TAXES , MINORITY INTEREST AND DISCONTINUED OPERATIONS	3,079	1,583	6,142	2,931

INCOME TAXES	(349)	(243)	(1,290)	(521)

MINORITY INTEREST	83	(24)	236	3

NET INCOME FROM CONTINUING OPERATIONS	2,813	1,316	5,088	2,413

DISCONTINUED OPERATIONS
(Loss) income from operations of discontinued divisions — net	(1,624)	967	(2,458)	51

(LOSS) GAIN ON DISCONTINUED OPERATIONS	(1,624)	967	(2,458)	51

NET INCOME	$1,189	$2,283	$2,630	$2,464

NET INCOME PER COMMON SHARE:

Income from continuing operations
Basic	$0.14	$0.07	$0.25	$0.12

Diluted	$0.13	$0.07	$0.23	$0.12

(Loss) gain on discontinued operations
Basic and diluted	$(0.08)	$0.05	$(0.12)	$0.00

Diluted	$(0.07)	$0.05	$(0.11)	$0.00

NET INCOME PER SHARE:
Basic	$0.06	$0.12	$0.13	$0.13

Diluted	$0.05	$0.11	$0.12	$0.12

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS:
Basic	20,399	19,476	20,358	19,451

Diluted	21,907	19,910	21,873	19,909

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,630	$2,464
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Amortization of programming rights	1,468	742
Share-based compensation	28	33
Depreciation and amortization	1,926	2,345
Accrued and unpaid interest	(51)	56
Exchange rate (gain)	(1,095)	343
Net (gain) on disposal of assets	(1,207)	(336)
(Income) loss from unconsolidated affiliates	1,597	(876)
Minority interest	(236)	(3)
Changes in operating assets and liabilities	1,732	(3,924)

Net cash provided by operating activities	6,792	844

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(1,023)	(756)
Transaction costs paid	—	(1,152)
Distributions to minority owners of unconsolidated subsidiaries	—	(380)
Investment in (distributions from) unconsolidated affiliates	(22)	247
Redemption of deposit for the sale of subsidiary	(506)	—
Restricted cash received from sale of subsidiary	1,000	—
Restricted cash released in guarantee of Chilean syndicated loan	—	907
Proceeds from sale of investments in subsidiaries and affiliates	11,088	625

Net cash provided by (used in) investing activities	10,537	(509)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments of short/long-term debt	(3,627)	(2,638)
Proceeds from exercised stock options	114	52

Net cash (used in) financing activities	(3,513)	(2,586)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	(21)	(46)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,795	(2,297)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,270	7,677

CASH AND CASH EQUIVALENTS, END OF PERIOD	$21,065	$5,380

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC. (Registrant)
Date: August 24, 2005	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer